Exhibit 99.4 Q1 FY19 MANAGEMENT PRESENTATION 10 August 2018

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy-backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. PAGE 2

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law. PAGE 3

NOTE TO THE READER As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment, and the remaining businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the first quarter ended 30 June 2017 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 15 of our condensed consolidated financial statements for further information on our segments. PAGE 4

USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition; • Adjusted EBIT margin; • Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”). These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non- GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation , including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. PAGE 5

AGENDA • Overview and Operating Review – Louis Gries, CEO • Financial Review – Matt Marsh, EVP and CFO • Questions and Answers PAGE 6

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW Adjusted Net Operating Profit 1 Adjusted Diluted EPS 1 1st Qtr 1st Qtr US$79.9 M 29% US18 cents 29% Adjusted EBIT 2 Net Operating Cash Flow 1st Qtr 1st Qtr US$107.1 M 21% US$113.3 M 36% Adjusted EBIT Margin % 2 1st Qtr 16.5% 0.9 pts • North America Fiber Cement segment - exteriors growth above market index • Strong quarter for Asia Pacific Fiber Cement segment • Closed Fermacell acquisition on 3 April 2018 • Europe Building Products: Q1’19 Adjusted EBIT margin excluding 3 of 11.9% 1 Excludes Asbestos related expenses and adjustments and tax adjustments 2 Excludes Asbestos related expenses and adjustments 3 Excludes US$7.3 million inventory fair value adjustment, US$7.2 million in transaction costs and US$1.5 million of integration costs PAGE 8

NORTH AMERICA FIBER CEMENT SUMMARY Q1'19 Volume Net Sales US$433.8 M • Slightly positive PDG in exteriors 10% • Marginal growth in interiors Price Sales Volume 591.0 mmsf • Favorably impacted by annual change in our strategic 5% pricing effective April 2018 and product mix Average Price US$725 per msf EBIT 5% • EBIT increased compared to pcp driven by: EBIT US$107.2 M • Higher average net sales price and volume 34% • Partially offset by higher pulp and freight costs PAGE 9

NORTH AMERICA FIBER CEMENT Q1 FY19 EBIT Margin % up 440 bps to 24.7% compared to pcp and remaining in higher end of our target range PAGE 10

NORTH AMERICA FIBER CEMENT • FY19 strategic price increase effective April 2018 • US housing conditions remain favorable • Overall, satisfied with price positioning 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau PAGE 11

ASIA PACIFIC FIBER CEMENT SUMMARY Q1'19 Volume Net Sales US$117.1 M • Driven primarily by strong performance in our Australian and 15% Philippines businesses • Volume growth in all regions above underlying market growth Sales Volume 138.0 mmsf 15% EBIT Average Price US$753 per msf • Strong results in our Australian business driven by continued FLAT market penetration and category share gain EBIT US$28.3 M • Favorable plant performance in Australia and the Philippines 7% • Offset by: • Unfavorable plant performance in New Zealand • Higher production costs from higher pulp and freight costs PAGE 12

ASIA PACIFIC FIBER CEMENT (USD) Australia • Continued market penetration and strong growth above the market index • EBIT favorably impacted by volume, partially offset by higher pulp and freight costs New Zealand • Higher net sales driven by higher volume • EBIT adversely impacted by plant performance Philippines • Volume increase driven by market share gains • EBIT favorably impacted by volume growth • Start up of capacity expansion project, on track PAGE 13

EUROPE BUILDING PRODUCTS SUMMARY[1]

	Q1'19	
Net Sales	**US$95.4**M	↑
Sales Volume	**209.6** mmsf	↑
Average Price	**US$397**per msf	↓
EBIT	**US$(4.6)**M	↓
EBIT Excluding[2]	**US$11.4**M	↑
EBIT Margin Excluding[2]	**11.9**%	↑

1 Our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment

2 Exclude transaction & integration costs of US$8.7 million and inventory fair value adjustment of US$7.3 million.

Volume

- Increase driven by acquisition of Fermacell in April 2018

Price

- Decrease due to product mix
- Fiber Gypsum has a lower average net sales price compared to Fiber Cement

Net Sales

- On a pro-forma basis, net sales increased 17%
- Pro-forma net sales increased 8%, excluding the impact of foreign exchange, driven by fiber gypsum growth

EBIT

- Adjusted EBIT margin excluding[2] of 11.9%
- EBIT loss includes:
  - US$8.7 million of transaction and integration costs
  - US$7.3 million of inventory fair value adjustment

James Hardie PAGE 14

FINANCIAL REVIEW Matt Marsh, EVP and CFO

RESULTS – 1st QUARTER FY19 Net sales increased 28%, US$143.3 million Three Months Ended 30 June • The acquired Fermacell business in Europe contributed net US$ Millions Q1'19 Q1'18 % Change sales of US$86.2 million Net sales 651.0 507.7 28 • Higher average net sales price and volumes in North Gross profit 221.1 169.0 31 America Fiber Cement segment EBIT 131.9 84.0 57 • Higher volumes in Asia Pacific Fiber Cement segment Net operating 90.6 57.4 58 profit Gross profit increased 31%, gross margin % up Adjusted EBIT 1 107.1 88.3 21 70 bps Adjusted net 79.9 61.7 29 operating profit 2 Adjusted net operating profit increased 29% • North America Fiber Cement segment EBIT increased 34% 1 Excludes Asbestos related expenses and adjustments versus pcp 2 Excludes Asbestos related expenses and adjustments and other tax adjustments PAGE 16

CHANGES IN AUD vs. USD Excluding Translation As Reported Translation Impact 2 Impact 1 US$ Millions Q1 FY19 Q1 FY18 % Change Q1 FY19 % Change $ (Unfav)/Fav % Net Sales $ 651.0 $ 507.7 ttt 28% $ 643.8 ttt 27% 7.2 ttt 1% Gross Profit 221.1 169.0 ttt 31% 219.4 ttt 30% 1.7 ttt 1% Adjusted EBIT 107.1 88.3 ttt 21% 107.5 ttt 22% (0.4) uuu 1% Adjusted net operating profit $ 79.9 $ 61.7 ttt 29% $ 80.8 ttt 31% (0.9) uuu 2% 1 As Reported Q1 FY19 figures converted using Q1 FY18 weighted average exchange rates 2 Reflects the difference between Q1 FY19 As Reported and Q1 FY19 using Q1 FY18 weighted average exchange rates PAGE 17

NORTH AMERICA INPUT COSTS


Quarterly US Input Costs
Pulp Prices ($)
1,400
1,200
1,000
800
600
400
200
0
Cement, Gas, Electric and Freight Prices ($)
10
9
8
7
6
5
4
3
2
1
0
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
PULP
GAS
ELECTRIC
CEMENT
FREIGHT

- Freight market prices ***up*** 29% compared to pcp
- The price of NBSK pulp ***up*** 20% compared to pcp
- Gas prices ***up*** 9% compared to pcp
- Cement prices ***up*** 2% compared to pcp
- Electric prices are ***down*** 1% compared to pcp

The information underlying the table above is sourced as follows:

- *Pulp – Cost per ton – from RISI*
- *Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration*
- *Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration*
- *Cement – Relative index from the Bureau of Labor Statistics*
- *Freight – Cost per mile – from Dial-a-Truck Solutions*
- *Gas and Electric prices for current quarter are based on prior quarter actuals*

James Hardie
PAGE 18

SEGMENT EBIT – 1st QUARTER FY19 North America Fiber Cement North America Fiber Cement EBIT summary 120 107.2 • EBIT increased 34% compared to pcp 100 94.6 79.8 • Increase primarily driven by higher average net sales 80 60 price and higher volumes Q1 EBIT 40 US$ US$ Millions • North America margins continue to be compressed by 20 elevated freight and pulp costs 0 FY17 FY18 FY19 Asia Pacific Fiber Cement EBIT summary • EBIT increased 7% compared to pcp • Strong volume and net sales growth in Australia and the Philippines • Unfavorably impacted by higher pulp and freight costs, and New Zealand plant performance PAGE 19

SEGMENT EBIT – 1st QUARTER FY19 Europe Building Products Europe Building Products EBIT summary 2 • EBIT impacted by costs associated with acquisition: 1 0.8 (0.2) (4.6) 0 • US$8.7 million of transaction and integration costs; and FY17 FY18 FY19 -1 • US$7.3 million in inventory fair value adjustment Q1 EBIT -2 • EBIT margin of 11.9% excluding transaction and integration US$ US$ Millions -3 -4 costs and inventory fair value adjustment -5 • Integration costs for the remainder of FY19 are expected to be approximately US$15 million Other Businesses • Continued investment in product development, manufacturing and organizational capabilities PAGE 20

SEGMENT EBIT – 1st QUARTER FY19 R&D • On strategy to invest ~2-3% of net sales • Increased spend from overall increase in number of projects General Corporate Costs • Increase driven by: • Non-recurring gain of US$3.4 million in the prior year from the sale of a storage building near our Fontana facility • A US$1.6 million New Zealand weathertightness legal claim settlement 1 Excludes Asbestos related expenses and adjustments PAGE 21

Income Taxes • How ETR is calculated under US GAAP changed in Q1 FY19 • Recorded a net deferred tax asset of US$1,164.8 million arising from all previous intragroup transfers, including an internal restructuring which took place in Q4 FY18 to align certain intangible assets with our US business • Effective 1 April 2018, amortization of these intangible assets will reduce the deferred tax asset instead of reducing income tax expense • Economic (cash taxes paid) impact of tax expected to remain constant or improve • Future Adjusted ETR may be more volatile because of: • New US GAAP standards • Ongoing impacts of US Tax Reform PAGE 22

INCOME TAX Three Months Ended 30 June 17.1% estimated adjusted effective tax rate for the year US$ Millions Q1’19 Q1’18 • Adjusted income tax expense decreased driven by Operating profit before taxes 121.5 77.1 a reduction in the US statutory corporate tax rate 1 (25.1) 4.2 Asbestos adjustments following the enactment of the US Tax Cuts and Adjusted operating profit before 96.4 81.3 Jobs Act and adjustments related to the ongoing income taxes accounting treatment of amortization of intangible Adjusted income tax expense 2 (16.5) (19.6) assets. Adjusted effective tax rate 17.1% 24.1% • Income taxes are not currently paid or payable in Australia due to tax losses. Australian tax losses Income tax expense (30.9) (19.7) primarily result from deductions relating to Income taxes paid 4.2 2.6 contributions to AICF Income taxes payable 3 34.0 9.1 1 Includes Asbestos adjustments, AICF SG&A expenses and net AICF interest income 2 Excludes tax effects of Asbestos, adjustments relating to the amortization of certain US intangible assets in FY19 and other tax adjustments 3 Includes non-current US income taxes payable of US$25.9 million at Q1 FY19 related to the deemed repatriation promulgated by the US Tax Cuts and Jobs Act and will be paid in annual installments through FY25 PAGE 23

CASHFLOW 1 Change US$ Millions FY19 FY18 Increase in net operating cash flow (%) • Increase in net income, primarily due to underlying business unit Net Income 90.6 57.4 58 Adjustment for non-cash items 26.5 33.9 (22) performance 1 Operating working capital 2 30.6 10.0 • Favorable movements in inventory from higher volumes sold Other net operating activities (34.4) (18.1) (90) • Partially offset by an unfavorable change in other net operating Cash Flow from Operations 113.3 83.2 36 activities from the normal course of business Purchases of property, plant and equipment 3 (75.4) (49.0) (54) Proceeds from sale of property, plant and Higher investing activities - 7.9 equipment • Acquisition of Fermacell in Europe Acquisition of assets (558.7) - • Increase in capacity expansion related capital expenditures Proceeds from investments - Asbestos 38.4 - • Maturity of AICF investments during the quarter Free Cash Flow 4 (482.4) 42.1 Net repayments of credit facilities (100.0) (25.0) Cash provided by financing activities Proceeds from 364-day term loan facility 492.4 - Repayment of NSW loan- Asbestos - (51.9) • Driven by proceeds from our 364-day term loan facility Share related activities - 0.2 • No NSW loan repayment in the current year Free Cash Flow after Financing Activities (90.0) (34.6) • Partially offset by higher net repayment of credit facilities 1 The presentation of the cashflow was changed retrospectively upon adoption of ASU 2016-18 to include Restricted cash and Restricted cash- asbestos 2 Excludes AP related to capital expenditures 3 Includes capitalized interest 4 Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF PAGE 24

CAPITAL EXPENDITURES Q1 FY19 CAPEX spend of US$73.6 million increased US$25.5 million compared to pcp • North America capacity projects:  Completed the start-up at our Summerville facility  Completed and commissioned our greenfield expansion in Tacoma, which continues to start-up as planned  Commenced the construction of Prattville facility, expected to be commissioned in 1H FY20  Asia Pacific capacity projects:  Completed the additional capacity expansion in the Philippines, which continues to start up as planned  Continued the planning and design of a brownfield expansion project at our Carole Park facility in Australia, expected to be commissioned by Q1 FY21 PAGE 25

FINANCIAL MANAGEMENT SUPPORTING GROWTH Strong Financial Disciplined Capital Liquidity and Funding Management Allocation • Conservative leveraging of balance Strong margins and operating • Invest in R&D and capacity • sheet at a target within 1-2 times cash flows expansion to support organic growth Adjusted EBITDA excluding asbestos. • Strong governance and transparency • Maintain ordinary dividends within the defined payout ratio  US$500 million unsecured revolving credit facility; • Investment-grade financial  US$800m senior unsecured management • Flexibility for: notes;  Cyclical market volatility  €400 (US$466.2) million 364- day bridge finance utilized to  Accretive and strategic fund Fermacell acquisition inorganic opportunities  At Q1 FY19, total debt had a weighted average maturity of Moody’s S&P Fitch  Further shareholder returns when appropriate 5.1 years and weighted Ba1 BB BBB- average rate of 3.6% affirmed Nov’17 affirmed Nov’17 affirmed Nov’17 outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events PAGE 26

LIQUIDITY PROFILE AT 30 JUNE 2018

Debt Profile

Millions



US$250[1]
US$500
€400 / US$466[2]
US$800
€400 / US$466[2]
US$800
Available Facilities
Outstanding Debt
Senior Notes
EUR Bridge
Bank Facilities
Accordion

[1] *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*

[2] *On 3 April 2018, €400m was drawn on the 364-day bridging term loan to facilitate the Fermacell acquisition. The single-draw facility amount of €400 million equates to $466.2 million at the exchange rate on 30 June 2018.*

[3] *Includes debt issuance costs ($16.6 million)*

Strong balance sheet

- US$182.7 million cash
- US$1,066.9 million net debt[3]
- US$500 million revolving credit facility available

Corporate debt structure

- US$400 million 4.75% senior unsecured notes maturing January 2025
- US$400 million 5.00% senior unsecured notes maturing January 2028
- US$500 million unsecured revolving credit facility, with a December 2022 maturity
- €400 (US$466.2) million bridge finance drawn[2], expected to be replaced with long-term funding in FY19

Leverage strategy

- ~1.9x net debt to adjusted EBITDA as defined in our debt covenants; high end of the 1-2x leverage target range

James Hardie
PAGE 27

FY2019 GUIDANCE • Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2019 is between US$313 million and US$358 million • Management expects full year Adjusted net operating profit to be between US$300 million and US$340 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts between approximately 1.2 and 1.3 million, input prices remain consistent and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year and a moderate inflationary trend for input costs • Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods PAGE 28

QUESTIONS

APPENDIX

FINANCIAL SUMMARY Three Months Ended 30 June US$ Millions Q1'19 Q1'18 % Change Net Sales North America Fiber Cement$ 433.8 $ 393.1 10 Asia Pacific Fiber Cement 117.1 101.6 15 Europe Building Products 95.4 9.2 Other Businesses 4.7 3.8 24 Total Net Sales $ 651.0 $ 507.7 28 EBIT North America Fiber Cement $ 107.2 $ 79.8 34 Asia Pacific Fiber Cement 28.3 26.4 7 Europe Building Products 1 (4.6) (0.2) Other Businesses (1.5) (1.8) 17 Research & Development (7.4) (6.1) (21) General Corporate 2 (14.9) (9.8) (52) Adjusted EBIT $ 107.1 $ 88.3 21 Net interest expense 3 (10.9) (6.6) (65) Other income (expense) 0.2 (0.4) Adjusted income tax expense (16.5) (19.6) 16 Adjusted net operating profit$ 79.9 $ 61.7 29 1 Includes Europe transaction and integration costs and inventory fair value adjustment 2 Excludes Asbestos related expenses and adjustments 3 Excludes AICF interest income PAGE 31

ASBESTOS CLAIMS DATA • Claims received were 13% below actuarial estimate and 14% lower than pcp • Claims reporting for mesothelioma: • 14% below actuarial estimates • 17% lower than pcp • Average claim settlement was 5% below actuarial estimates and 21% higher than pcp:  Average claim settlement sizes for mesothelioma were at or below actuarial expectations for most age groups  Generally lower average claim settlement sizes across all other disease types  Lower number of and a lower average claim settlement for non-mesothelioma claims 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim PAGE 32

DEPRECIATION AND AMORTIZATION US$ Millions Three Months Ended 30 June Q1'19 Q1'18 Depreciation and amortization North America Fiber Cement$ 18.1 $ 17.1 Asia Pacific Fiber Cement 3.1$ 3.1 Europe Building Products 4.7 - Other Businesses 0.6 0.5 Research and Development 0.3 0.4 General Corporate 1.3 0.7 Total depreciation and amortization$ 28.1 $ 21.8 PAGE 33

NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs PAGE 34

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. PAGE 35

NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months Ended 30 June Q1'19 Q1'18 EBIT $ 131.9 $ 84.0 Asbestos: Asbestos adjustments (25.1) 3.9 AICF SG&A expenses 0.3 0.4 Adjusted EBIT $ 107.1 $ 88.3 Net sales $ 651.0 $ 507.7 Adjusted EBIT margin 16.5% 17.4% Adjusted net operating profit US$ Millions Three Months Ended 30 June Q1'19 Q1'18 Net operating profit $ 90.6 $ 57.4 Asbestos: Asbestos adjustments (25.1) 3.9 AICF SG&A expenses 0.3 0.4 AICF interest income, net (0.3) (0.1) Tax adjustments 1 14.4 0.1 Adjusted net operating profit $ 79.9 $ 61.7 1 Includes tax adjustments related to Asbestos , the amortization benefit of certain US intangible assets and other tax adjustments PAGE 36

NON-US GAAP FINANCIAL MEASURES Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition US$ Millions Three Months Ended 30 June Q1'19 EBIT $ (4.6) Inventory fair value adjustment 7.3 Transaction Costs 7.2 Integration Costs 1.5 Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition $ 11.4 Europe Building Products Segment net sales $ 95.4 Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition 11.9% PAGE 37

NON-US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Three Months Ended 30 June Q1'19 Q1'18 Adjusted net operating profit (US$ Millions) $ 79.9 $ 61.7 Weighted average common shares outstanding - 443.0 441.6 Diluted (millions) Adjusted diluted earnings per share (US cents) 18 14 Adjusted effective tax rate US$ Millions Three Months Ended 30 June Q1'19 Q1'18 Operating profit before income taxes$ 121.5 $ 77.1 Asbestos: Asbestos adjustments (25.1) 3.9 AICF SG&A expenses 0.3 0.4 AICF interest income, net (0.3) (0.1) Adjusted operating profit before income taxes $ 96.4 $ 81.3 Income tax expense $ (30.9) $ (19.7) Tax adjustments 1 14.4 0.1 Adjusted income tax expense $ (16.5) $ (19.6) Effective tax rate 25.4% 25.6% Adjusted effective tax rate 17.1% 24.1% 1 Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments PAGE 38

NON-US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding Asbestos US$ Millions Three Months Ended 30 June Q1'19 Q1'18 EBIT $ 131.9 $ 84.0 Depreciation and amortization 28.1 21.8 Adjusted EBITDA $ 160.0 $ 105.8 Asbestos: Asbestos adjustments (25.1) 3.9 AICF SG&A expenses 0.3 0.4 Adjusted EBITDA excluding Asbestos $ 135.2 $ 110.1 Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Three Months Ended 30 June Q1'19 Q1'18 SG&A expenses $ 104.9 $ 73.5 Excluding: AICF SG&A expenses (0.3) (0.4) Adjusted SG&A expenses $ 104.6 $ 73.1 Net sales $ 651.0 $ 507.7 SG&A expenses as a percentage of net sales 16.1% 14.5% Adjusted SG&A expenses as a percentage of net 16.1% 14.4% sales PAGE 39

Q1 FY19 MANAGEMENT PRESENTATION 10 August 2018